SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 31, 2017

VIA EDGAR

Ms. Lauren Hamilton

Division of Investment Management

Securities and Exchange Commission

3 World Financial Center

New York, N.Y. 10281

Re:	Comments on Post-Effective Amendment No. 86 to the Registration Statement on Form N-1A and the Annual Report to Shareholders of Turner Funds

Dear Ms. Hamilton

This letter responds to the telephonic comments provided by Ms. Lauren Hamilton of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) on March 3, 2017 regarding Post-Effective Amendment No. 86 to the Registration Statement on Form N-1A, filed with the Commission on January 27, 2017 (the “Registration Statement”), and the Annual Report to Shareholders for the fiscal year ended September 30, 2016,  filed with the Commission on December 9, 2016 (the “Annual Report”), of Turner Funds (the “Trust”).  The Trust filed the Annual Report on Form N-CSR with respect to five of its series, Turner Medical Sciences Long/Short Fund (“Medical Sciences Fund”), Turner Titan Long/Short Fund (“Titan Fund”), Turner SMID Cap Growth Opportunities Fund (“SMID Cap Fund”), Turner Midcap Growth Fund (“Midcap Fund”) and Turner Small Cap Growth Fund (“Small Cap Fund” and collectively with Medical Sciences Fund, Titan Fund, SMID Cap Fund and Midcap Fund, the “Funds” and individually, a “Fund”).  Medical Sciences and SMID Cap Fund subsequently liquidated and the Trust filed the Registration Statement with respect to its three remaining series, Titan Fund, Midcap Fund and Small Cap Fund.

The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Trust.  The Trust’s responses to the Staff’s comments are set out immediately under the restated comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Registration Statement: Prospectus — Fees and Expenses of the Fund

Comment 1:                               The Staff notes that the Fee Table for Titan Fund includes a footnote to the line items of Fee Waivers and Expense Reimbursements and Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursements stating that “[t]he Fee Waivers and Expense Reimbursements and the Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursements have been restated and differ from the ratios of net expenses to average net assets given in the Fund’s annual report, which do not reflect the current expenses of the Fund.”  The Staff requests that the Trust explain the reason for the restatement and confirm the accuracy of this footnote.  In addition, the Staff requests that the Trust confirm that it has considered and provided appropriate disclosure in response to Instructions 3(d)(i)-(iii) to Item 3 of Form N-1A.

Response:                                        Effective after the Trust’s fiscal year ended September 30, 2016, Turner Investments LLC (“Turner”), the investment adviser for the Funds, contractually agreed to waive a portion of its advisory fees with respect to each Fund through January 31, 2018.  Instruction 3(d)(ii) to Item 3 of Form N-1A provides that, to the extent there have been changes in expenses that would materially affect the information in the Fee Table, the Trust should restate the expense information and disclose such restatement in a footnote to the Fee Table. This contractual advisory fee waiver had the effect of decreasing Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursements as compared to the ratios provided in the Annual Report and therefore the Trust has concluded that this footnote to these line items is appropriate.  In addition, the Trust confirms that it has considered and provided appropriate disclosure in response to Instructions 3(d)(i)-(iii) to Item 3 of Form N-1A.

Annual Report: Item 2 — Code of Ethics

Comment 2:                               The Staff requests the Trust confirm that during the period covered by the Annual Report there have been no amendments to or waivers of any provision of its code of ethics that applies to the Trust’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the Trust or a third party, and that relates to any element of the code of ethics definition enumerated in paragraph (b) of Item 2 of Form N-CSR.

Response:                                        The Trust has considered the Staff’s comment and confirms that during the period covered by the Annual Report there have been no amendments to or waivers of any provision of its code of ethics that applies to the Trust’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the Trust or a third party, and that relates to any element of the code of ethics definition enumerated in paragraph (b) of Item 2 of Form N-CSR.

Annual Report: Management’s Discussion of Fund Performance

Comment 3:                               The Staff requests that the Trust expand its management’s discussion of Fund performance for Titan Fund and Small Cap Fund in future reports to shareholders in response to Item 27(b)(7) of Form N-1A.

Response:                                        The Trust has considered the Staff’s comment and confirms that it will expand its management’s discussion of Fund performance for Titan Fund and Small Cap Fund in future reports to shareholders in response to Item 27(b)(7) of Form N-1A.

Annual Report: Schedules of Investments

Comment 4:                               The Staff requests that the Trust consider disclosing the expiration dates of warrants in the Schedules of Investments in future reports to shareholders.

Response:                                        The Trust has considered the Staff’s comment and confirms that it will disclose the expiration dates of warrants in the Schedules of Investments in future reports to shareholders.

Registration Statement: Summary Prospectus — Principal Risks

Comment 5:                               The Staff notes that the Annual Report provides sector weightings as of the fiscal year ended September 30, 2016 of 42.9% in information technology (“IT”) for SMID Cap Fund, 31.0% in IT for Midcap Fund and 37.8% and 22.4% in IT and health care, respectively, for Small Cap Fund.  The Staff further notes that the Summary Prospectus for each of Midcap Fund and Small Cap Fund does not disclose the sector-specific risks of the IT or health care sectors, as applicable.  The Staff requests that the Trust confirm whether any of the Funds intend to focus on specific sectors.  The Staff further requests that the Trust consider whether IT and health care sector-specific risks, if applicable, are appropriately disclosed in the Summary Prospectus for each of Midcap Fund and Small Cap Fund and whether to include such risk factors in future Summary Prospectuses.

Response:                                        The Trust confirms that the Funds had the above-referenced sector weightings as of the fiscal year ended September 30, 2016, although the Funds do not intend to focus their investments on any particular sectors, and sector weightings may change over time.  The Trust has considered the Staff’s comment and intends to add certain sector-specific risk factors to the Summary Prospectus for each of Titan Fund, Midcap Fund and Small Cap Fund in the future, as appropriate.

Annual Report: Statement of Assets and Liabilities

Comment 6:                               The Staff notes that the Statement of Assets and Liabilities for each Fund does not include a payable due to the trustees, as required by Regulation S-X, Rule 6-04.12(b).  The Staff requests that the Trust confirm that no such payables were due to trustees as of the fiscal year ended September 30, 2016.

Response:                                        The Trust has considered the Staff’s comment and confirms that no payables were due to trustees as of the fiscal year ended September 30, 2016.

Annual Report: Notes to Financial Statements

Comment 7:                               The Staff requests that the Trust confirm whether any fee waivers disclosed in the Trust’s Notes to Financial Statements are subject to recoupment and, if so, under what conditions.  To the extent that there are such recoupments, the Staff requests that the Trust disclose such recoupments and conditions in the Notes to Financial Statements in future reports to shareholders.

Response:                                        The Trust has considered the Staff’s comment and confirms that no fee waivers disclosed in the Trust’s Notes to Financial Statements are subject to recoupment.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Robert W. Baird
James C. Munsell, Esq.